UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☒ Form C/A: Amendment to Offering Statement
 ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

ProVEDA CORPORATION

Legal Status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

May 15, 2020

Physical Address of Issuer:

495 GRAND BLVD, SUITE 206, MIRAMAR

BEACH, FL 32550

Website of Issuer:

www.ProVEDA.com

Is there a co-issuer? ☐ Yes ☒ No

Name of intermediary through which the offering will be conducted:

DealMaker Securities LLC

CIK number of intermediary:

0001872856

SEC file number of intermediary:

00870756

CRD number, if applicable, of intermediary:

315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

The Intermediary charges an advance setup fee of $15,000, a cash commission of eight and one half percent (8.5%), and a monthly $2,000 fee for account management.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

none

Type of Security Offered:

Non-voting Common Stock

Target number of securities to be offered:

5,882 shares of non-voting Common Stock

Price (or method for determining price):

$1.70 per Share

Target offering amount:

$9,999.40

Minimum Investment Amount:

$249.90 - The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

Oversubscriptions accepted: ☒ Yes ☐ No

If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☒ At Issuer's Discretion basis ☐ Other – provide a description:

Maximum offering amount (if different from target offering amount):

$1,499,998.40

Maximum number of securities to be offered:

882,352

Deadline to reach the target offering amount:

4-30-25

NOTE: If the sum of the investment commitments does not equal or exceed $9,999.40 at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of any Purchasers are captured by processing a subscription, and Purchaser must complete the purchase process through our intermediary, DealMaker Securities LLC (the "Intermediary"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

Re-Confirmation of Subscription Process:

After the Target Offering amount is met and the Offering has been active for 21 days, the Company may choose to close the Offering to access the funds held in escrow (the "Escrow Close") from subscribed investors. Each time the Company may access invested funds held in the Escrow Account, all new investors who have subscribed since the prior Escrow Close will be notified by the Intermediary that subscribed investors will have until 48 hours prior to the next scheduled Escrow Close to cancel or reconfirm their investment.

Current number of employees: 0

	Most recent fiscal year-end (2023)	Prior fiscal year-end (2022)
Total Assets	$ 1,542,961	$ 1,943,888
Cash & Cash Equivalents	$ 23,526	$ 203,370
Accounts Receivable	$ 0	$ 0
Short-term Debt	$ 2,048,375	$ 1,968,361
Long-term Debt	$ 1,077,000	$ 1,077,000
Revenues/Sales	$ 52,527	$ 13,455
Cost of Goods Sold	$ 91,257	$ 49,128
Taxes Paid	$ 2,200	$ 2,767
Net Income	$ -1,106,941	$ -3,889,988

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, and Wyoming

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

ProVEDA CORPORATION

By

_____
Scott Grizzle

Co-CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form Chas been signed by the following persons in the capacities and on the dates indicated.

_____
Scott Grizzle

_____
12 . 30 24
(Date)